SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                     ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company ("Entra"), Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and WPLH Commodities Trading LLC ("Trading").

     This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 1999 through June 30, 1999, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5.   Date of issue, renewal or guaranty - From April 1, 1999 through June 30,
     1999

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 90 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.   the provisions contained in the first sentence of 6(b), :
     b.   the provisions contained in the fourth sentence of 6(b), :
     c. the provisions contained in any rule of the commission other than Rule U-48, : [ X ]

13.  Not Applicable

14.  Not Applicable

15.  Exempt from provisions of 6(a) under Rule 52.


                                        ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  Aug. 10, 1999                    By  /s/ Edward M. Gleason
     -------------------------            ------------------------------------
                                            Edward M. Gleason, VP - Treasurer


                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

                 PERIOD FROM APRIL 1, 1999 THROUGH JUNE 30, 1999

1. During the period from April 1, 1999 through June 30, 1999, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                        April           May            June         Quarter
                    ------------   ------------   ------------   ------------
Beginning Balance   $295,500,000   $305,000,000   $273,000,000   $295,500,000
CP Issued           $197,500,000   $175,000,000   $154,000,000   $526,500,000
CP Matured          $188,000,000   $207,000,000   $159,000,000   $554,000,000
Ending Balance      $305,000,000   $273,000,000   $268,000,000   $268,000,000

2.   The weighted average interest rate for the period was as follows:

                                    April    4.947%
                                    May      4.768%
                                    June     4.959%
                                    Quarter  4.891%


3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                            Month/         Beginning            Borrowing/            Ending
Participant                                  1999         Balance - $         (Repayment) - $       Balance - $
---------------------------------------------------------------------------------------------------------------

Alliant Energy Industrial Services           April         (114,964.42)           29,865.39        (144,829.81)
                                             May           (144,829.81)      (1,100,352.06)          955,522.25
                                             June            955,522.25        (917,753.92)        1,873,276.17

Alliant Energy International, Inc.           April        99,814,624.64      (8,163,297.56)      107,977,922.20
                                             May         107,977,922.20      (1,068,150.04)      109,046,072.24
                                             June        109,046,072.24          124,236.05      108,921,836.19

Alliant Energy Investco, Inc.                April         1,186,571.57           18,327.80        1,168,243.77
                                             May           1,168,243.77          (7,041.91)        1,175,285.68
                                             June          1,175,285.68          258,843.77          916,441.91

Alliant Energy Investments, Inc.             April        25,857,696.20          (1,994.79)       25,859,690.99
                                             May          25,859,690.99        (150,670.29)       26,010,361.28
                                             June         26,010,361.28          640,337.01       25,370,024.27

Alliant Energy Transportation, Inc.          April         (143,240.09)          (1,761.84)        (141,478.25)
                                             May           (141,478.25)         (47,563.25)         (93,915.00)
                                             June           (93,915.00)          989,976.75      (1,083,891.75)

Capital Square Financial Corp.               April           184,917.35        (121,619.99)          306,537.34
                                             May             306,537.34         (12,477.35)          319,014.69
                                             June            319,014.69        4,056,625.27      (3,737,610.58)

Cedar Rapids & Iowa City Railway             April        10,383,575.39        (294,593.30)       10,678,168.69
                                             May          10,678,168.69          100,097.25       10,578,071.44
                                             June         10,578,071.44        (941,083.49)       11,519,154.93

Entra Technologies                           April           660,683.83            (437.39)          661,121.22
                                             May             661,121.22          661,121.22                0.00
                                             June                  0.00                0.00                0.00


Heartland Environmental Holding Co.          April         2,167,620.32         (12,828.02)        2,180,448.34
                                             May           2,180,448.34        2,180,448.34                0.00
                                             June                  0.00                0.00                0.00


Heartland Properties, Inc.                   April         1,840,958.09        2,633,344.18        (792,386.09)
                                             May           (792,386.09)       34,274,556.25     (35,066,942.34)
                                             June       (35,066,942.34)     (23,099,159.87)     (11,967,782.47)

IEA-HES, LLC                                 April           102,655.17        2,250,660.61      (2,148,005.44)
                                             May         (2,148,005.44)          510,178.81      (2,658,184.25)
                                             June        (2,658,184.25)      (1,594,625.07)      (1,063,559.18)

IEI Barge Services, Inc.                     April         (849,229.06)        (368,079.06)        (481,150.00)
                                             May           (481,150.00)         (22,537.45)        (458,612.55)
                                             June          (458,612.55)        (224,735.40)        (233,877.15)

Industrial Energy Applications, Inc.         April        37,402,555.91      (7,216,263.59)       44,618,819.50
                                             May          44,618,819.50        (470,036.36)       45,088,855.86
                                             June         45,088,855.86      (2,777,226.63)       47,866,082.49

Iowa Land & Building Company                 April         6,223,868.35        (119,861.47)        6,343,729.82
                                             May           6,343,729.82            6,856.52        6,336,873.30
                                             June          6,336,873.30         (60,128.04)        6,397,001.34

Prairie Ridge Business Park, L.P.            April           (3,800.71)            (586.89)          (3,213.82)
                                             May             (3,213.82)          (2,258.26)            (955.56)
                                             June              (955.56)            (207.04)            (748.52)

Quality Environmental Systems, Inc.          April           386,470.39         (27,012.20)          413,482.59
                                             May             413,482.59          413,482.59                0.00
                                             June                  0.00                0.00                0.00


RMT, Inc.                                    April       (7,050,811.84)        1,044,770.51      (8,095,582.35)
                                             May         (8,095,582.35)      (3,385,033.93)      (4,710,548.42)
                                             June        (4,710,548.42)          119,910.21      (4,830,458.63)

Schedin & Associates, Inc.                   April           398,657.27         (57,445.81)          456,103.08
                                             May             456,103.08           77,149.08          378,954.00
                                             June            378,954.00          (9,735.40)          388,689.40

Transfer Services, Inc.                      April       (1,138,530.26)        (173,478.46)        (965,051.80)
                                             May           (965,051.80)          (9,246.83)        (955,804.97)
                                             June          (955,804.97)           72,125.10      (1,027,930.07)

Village Lakeshares, Inc.                     April         7,130,362.78          169,519.65        6,960,843.13
                                             May           6,960,843.13         (74,878.73)        7,035,721.86
                                             June          7,035,721.86           72,931.97        6,962,789.89

Whiting Petroleum Corporation                April        82,187,110.00          661,992.54       81,525,117.46
                                             May          81,525,117.46          149,585.10       81,375,532.36
                                             June         81,375,532.36        7,653,227.47       73,722,304.89

WPLH Commodities Trading LLC                 April           100,625.26          175,691.05         (75,065.79)
                                             May            (75,065.79)              452.48         (75,518.27)
                                             June           (75,518.27)              440.52         (75,958.79)

4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a.   Alliant Energy International, Inc. (formerly "IES International Inc.")
          - Investments in foreign utilities.

     b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

     c. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

     e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     f.   Capital Square Financial Corp. - Financing services.

     g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     h. Entra Technologies Company - Environmental software development. Entra's money pool balance was combined with Heartland Environmental Holding Company as of 5/1/99.

     i. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries. Heartland Environmental Holding Company's money pool balance was combined with RMT Inc. as of 5/21/99.

     j. Heartland Properties, Inc. - Real estate management and community development.

     k.   IEA-HES, LLC - Natural gas marketing.

     l.   IEI Barge Services Inc. - Barge terminal and hauling services.

     m. Industrial Energy Applications, Inc. - Commodities-based energy services.

     n.   Iowa Land & Building Company - Real estate purchasing.

     o.   Prairie Ridge Business Park, LP - Real estate holding company.

     p. Quality Environmental Systems, Inc.- Environmental consulting and engineering. QES' money pool balance was combined with RMT, Inc. as of 5/1/99.

     q.   RMT, Inc. - Environmental consulting and engineering.

     r.   Schedin & Associates, Inc. - Energy consulting.

     s. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     t.   Village Lakeshares Inc. - Real estate and community development.

     u.   Whiting Petroleum Corporation - Crude oil production.

     v.   WPLH Commodities Trading LLC - Investments.